Michael J. Wood	Raytheon Company
Vice President, Controller and	870 Winter Street
Chief Accounting Officer	Waltham, Massachusetts
781.522.5833	02451-1449 USA
781.522.6411 fax

October 1, 2013

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re:    Raytheon Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 13, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed April 25, 2013
File No. 001-13699

Reference is made to your letter dated September 18, 2013 providing further comments on our previous response letter dated July 26, 2013. We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall quality of our filings. We have set forth below the comments in your letter, followed by our response.
Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis
Critical Accounting Estimates
Pension and Other Postretirement Benefits Costs, page 36

1.
You disclose on page 37 that you employ a “building block” approach in determining the long-term ROA assumption. Please disclose information about the results of your employment of the building block approach, including:

▪	The reasonable range of expected outcomes, the midpoint of that range, and the percentile in that range at which the long-term ROA assumption is positioned, for each year presented.

▪	A description of the factors considered that led you to believe that changes in the long-term ROA assumption were not necessary.

2.
You disclose on page 37 that you validate the 2012 long-term ROA assumption through review of pension plan asset performance since 1986. Please clarify that the disclosed historical returns are on an arithmetic basis. In addition, please disclose historical returns on a geometric basis along with a brief description of the difference between the arithmetic and geometric returns.

3.
You disclose on page 38 the impact that an increase or decrease of 25 basis points in the long-term ROA would have on your pension results. Please disclose how recoveries of pension costs on your contracts with the U.S. Government might affect the net impact a decrease in the long-term ROA would have on your net income, and describe the uncertainties associated with recovering such costs from the U.S government.

Raytheon Company
File No. 001-13699
October 1, 2013

Response:

With respect to all of the questions above, we will revise our future Form 10-K filings with the attached additional disclosure (Attachment A) within the Critical Accounting Estimates discussion in our Management’s Discussion and Analysis (“MD&A”), using as an example the disclosure currently reflected on pages 36 through 39 of our 2012 Form 10-K, with our proposed additions thereto underlined.
Based upon my telephone conversation with Doug Jones on September 18, 2013, we are providing an analysis of what annual asset returns would have been over the period 2008 - 2012, if our investment profile over that period was consistent with our asset allocation as of December 31, 2012 (Attachment B).

**************
As requested in your original comment letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses adequately address the matters referenced in your letter dated September 18, 2013. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

cc:    William H. Swanson
David C. Wajsgras
Jay B. Stephens

ATTACHMENT A

CRITICAL ACCOUNTING ESTIMATES

Pension and Other Postretirement Benefits Costs
“… FAS Expense-Our long-term return on plan assets (ROA) and discount rate assumptions are the key variables in determining pension expense or income and the funded status of our pension plans under GAAP.

The long-term ROA represents the average rate of earnings expected over the long term on the assets invested to provide for anticipated future benefit payment obligations. The long-term ROA used to calculate net periodic pension cost is set annually at the beginning of each year. Given the long term nature of the ROA assumption, which we believe should not be solely reactive to short-term market conditions that may not persist, we expect the long-term ROA to remain unchanged unless there are significant changes in our investment strategy, the underlying economic assumptions, or other major factors. To establish our long-term ROA assumption, we employ a “building block” approach. As part of our annual process for determining whether it is appropriate to change our long-term ROA assumption, we first review the existing long-term ROA assumption against a statistically determined reasonable range of outcomes, which we consider to be between the 25th and 75th percentile likelihood of achieving a long-term return over future years (consistent with Actuarial Standards of Practice 27). Therefore, it is less than 25 percent likely that the long-term return of the pension plan would fall below or above the 25th and 75th percentiles points, respectively (i.e. it is 50 percent likely that the long-term return of the pension plan will be within the 25th and 75th percentile range). The building block approach and the reasonable range of outcomes are based upon our asset allocation assumptions and long-term capital market assumptions. Such assumptions incorporate the economic outlook for various asset classes over short and long-term periods and also take into consideration other factors, including historical market performance, inflation and interest rates. The reasonable range of long-term returns that was used to validate the long-term ROA assumption for the calculation of the net periodic benefit cost for 2012, 2011, and 2010, are shown below.

Percentile	2012	2011	2010
25th	6.15%	6.67%	6.51%
75th	9.84%	10.65%	9.66%

The long-term ROA of 8.75% fell between the 60th - 65th percentile, 50th - 55th percentile and 60th - 65th percentile of the reasonable range for 2012, 2011 and 2010 respectively. The 50th percentile of the reasonable range used to develop each of the 2012, 2011, and 2010 long-term ROA was 7.99%, 8.66% and 8.08%, respectively. While there have been increases and decreases in the reasonable range over the periods presented, driven by various factors, our expected long-term ROA assumption of 8.75% has consistently fallen within that range.

The reasonable range of long-term returns used to validate the long-term ROA assumption for the calculation of the net periodic benefit cost for 2013 is between 5.62% at the 25th percentile and 9.41% at the 75th percentile. The long-term ROA assumption of 8.75%, which is used in the calculation of net periodic benefit cost for 2013, falls between the 65th - 70th percentile of reasonable range results with the 50th percentile at 7.51%.

Once our long-term ROA has been determined to be within the 25th to 75th percentile range of results, we review historical averages and patterns of returns to confirm reasonability of the long-term ROA assumption compared to past results. While history is not solely indicative of future market expectations, it does provide insight into general historical trends and long-term asset performance. In validating the 2012 long-term ROA assumption, we reviewed our pension plan asset performance since 1986. Our average annual actual rate of return since 1986 of 9.08%, determined on an arithmetic basis, exceeds our estimated 8.75% assumed return. Arithmetic annual averages represent the simple average returns over independent annual periods, whereas geometric returns reflect the compound average returns of dependent annual periods. The average annual actual return on a geometric basis for the same period was 8.35%. In addition, the actual annual returns have exceeded our long-term ROA assumption of 8.75% in seven of the past ten years. Since we have not had a significant change in investment strategy, our existing long-term ROA assumption of 8.75% is within the reasonable range and our historical trends and averages do not indicate a trend or pattern of returns significantly above or below our existing assumption, we determined our long-term ROA assumption for our domestic pension plans in 2012 would remain at 8.75%, consistent with our 2011 assumption. If we significantly change our long-term investment allocation or strategy, or if there is a significant change in the economic assumptions, then our long-term ROA assumption could change.

Our domestic pension plans’ actual rates of return were approximately 12%, (1)% and 11% for 2012, 2011 and 2010, respectively. The difference between the actual rate of return and our long-term ROA assumption is included in deferred losses.

The investment policy asset allocation ranges for our domestic pension plans, as set by the Company’s Investment Committee, for the year ended December 31, 2012 were as follows:

Asset Category
U.S. equities	25% - 35%
International equities	15% - 25%
Fixed-income securities	25% - 40%
Cash and cash equivalents	1% - 10%
Private equity and private real estate	3% - 10%
Other (including absolute return funds)	5% - 20%

The long-term ROA assumptions for foreign Pension Benefits plans are based on the asset allocations and the economic environment prevailing in the locations where the Pension Benefits plans reside. Foreign pension assets do not make up a significant portion of the total assets for all of our Pension Benefits plans.

The discount rate represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate assumption is determined by using a theoretical bond portfolio model consisting of bonds AA rated or better by Moody’s for which the timing and amount of cash flows approximate the estimated benefit payments for each of our pension plans. The discount rate assumption for our domestic pension plans at December 31, 2012 is 4.15%, which represents a weighted-average discount rate across our plans, compared to the December 31, 2011 discount rate of 5.00% as a result of the bond environment at December 31, 2012.

CAS Expense-In addition to providing the methodology for calculating pension costs, CAS also prescribes the method for assigning those costs to specific periods. While the ultimate liability for pension costs under FAS and CAS is similar, the pattern of cost recognition is different. The key drivers of CAS pension expense include the funded status and the method used to calculate CAS reimbursement for each of our plans. Under the existing CAS rules, which continue to apply through 2012, the discount rate used to measure liabilities is required to be consistent with the long-term ROA assumption, which changes infrequently given its long-term nature. In addition to certain other changes, CAS Harmonization will require contractors to compare the liability under the current CAS methodology and assumptions to a liability using a discount rate based on high quality corporate bonds and use the greater of the two liability calculations in developing CAS expense. In addition, unlike FAS, we can only allocate pension costs for a plan under CAS until such plan is fully funded as determined under CAS requirements. When the estimated future CAS pension costs increase, the estimated CAS cost allocated to our contracts in the future increases.

Other FAS and CAS Considerations- An increase or decrease of 25 basis points in the discount rate assumption would have had the following approximate impacts on 2012 FAS pension results:

(In millions)
Change in discount rate used to determine net periodic benefit cost for the year ended December 31, 2012	$60
Change in discount rate to determine benefit obligations for the year ended December 31, 2012	$645

While changes in the high quality corporate bond rate assumption do not impact the CAS discount rate for purposes of determining the 2012 CAS pension expense, this assumption will impact CAS pension expense in future periods, once CAS Harmonization applies.

An increase or decrease of 25 basis points in the long-term ROA assumption would have the following approximate impacts on 2012 FAS and CAS pension results:

(In millions)
FAS	$40
CAS	30
FAS/CAS Pension Adjustment	$10

A 25 basis point increase or decrease in our long-term ROA assumption would result in a decrease or increase to our FAS pension expense by approximately $40 million for 2012. In addition, since the long-term ROA is the basis for the discount rate under CAS, a 25 basis point increase or decrease in our long-term ROA assumption would result in a decrease or increase to our CAS pension expense by approximately $30 million for 2012, reducing the impact that a change in this assumption would have on our 2012 FAS/CAS Pension Adjustment. Changes in this assumption would impact the future estimated CAS pension expense allocated to our contracts, and specifically for fixed price contracts in backlog, would either increase or decrease the profit rate on those contracts at the time of such a change. Although difficult to estimate because contract remaining performance periods can vary, the amount and timing of expected new awards can vary, and our mix of contracts can change, if we had 50 percent of our backlog in fixed price contracts and they were on average 50 percent complete, with our anticipated new award profile, a 25 percent basis point change in our long-term ROA assumption would drive less than $10 million of EAC adjustments. A change in our long-term ROA assumption would be subject to review by the government for reasonableness. The transition to CAS Harmonization may gradually reduce the impact that a change to the long-term ROA assumption will have on CAS pension expense in future years as CAS Harmonization is phased in (as discussed in more detail under the CAS Expense section described above)....”

ATTACHMENT B

	2008	2009	2010	2011	2012
Actual Returns (per 10-K - global)	(25.1)%	17.3%	11.4%	(1.0)%	12.0%

A - 12/31/2012 Actual US Plan Asset Allocation
US Equities	27.6%
International Equities	18.0%
Fixed Income	30.3%
Cash and Cash Equivalents	5.2%
Private Equity	2.4%
Private Real Estate	1.8%
Other	14.7%
Total	100.0%

B - RTN US Pension Returns
	2008	2009	2010	2011	2012
US Equities	(34.9)%	26.6%	17.2%	(2.1)%	14.3%
International Equities	(42.1)%	42.9%	18.5%	(13.5)%	19.6%
Fixed Income	(12.5)%	18.5%	7.4%	3.5%	10.6%
Cash and Cash Equivalents	3.6%	0.1%	0.5%	0.8%	0.7%
Private Equity	(26.8)%	10.4%	16.1%	13.1%	14.2%
Private Real Estate	(27.6)%	(34.6)%	14.0%	19.7%	7.5%
Other	(26.8)%	7.2%	18.2%	2.9%	8.1%

C = A x B - Weighted Returns Using 12/31/2012 Target Asset Allocations and Actual RTN Returns
	2008	2009	2010	2011	2012
US Equities	(9.6)%	7.3%	4.7%	(0.6)%	3.9%
International Equities	(7.6)%	7.7%	3.3%	(2.4)%	3.5%
Fixed Income	(3.8)%	5.6%	2.2%	1.1%	3.2%
Cash and Cash Equivalents	0.2%	—%	—%	—%	—%
Private Equity	(0.6)%	0.2%	0.4%	0.3%	0.3%
Private Real Estate	(0.5)%	(0.6)%	0.3%	0.4%	0.1%
Other	(3.9)%	1.1%	2.7%	0.4%	1.2%
Total (Sum of C)	(25.8)%	21.3%	13.6%	(0.8)%	12.2%